MATERIAL CHANGE REPORT

1.	Name and Address of Company

TransGlobe Energy Corporation ("TransGlobe" or the "Company") Suite 2300, 250 - 5th Street, SW
Calgary, AB, T2P 0R4
Tel: (403) 264-9888 Fax: (403) 770-8855

2.	Date of Material Change

February 14, 2011

3.	News Release

A news release dated February 14, 2011, disclosing in detail the material summarised in this material change report was disseminated through the facilities of Marketwire (Canadian and U.S. disclosure package) on February 14, 2011 and would have been received by the securities commissions where the Company is a "reporting issuer" and the stock exchanges on which the securities of the Company are listed and posted for trading in the normal course of their dissemination.

4.	Summary of Material Change

On February 14, 2011, TransGlobe announced its 2010 year-end reserves.

5.	Full Description of Material Change

See the attached news release.

6.	Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102

Not Applicable

7.	Omitted Information

Not Applicable

8.	Executive Officers

For further information, please contact Ross G. Clarkson, President and Chief Executive Officer, by telephone at (403) 264-9888 or by facsimile (403) 770-8855.

9.	Date of Report

February 14, 2011

TRANSGLOBE ENERGY CORPORATION ANNOUNCES
2010 YEAR-END RESERVES

TSX: “TGL” & NASDAQ: “TGA”

Calgary, Alberta, February 14, 2011 – TransGlobe Energy Corporation (“TransGlobe” or the “Company”) today announced its 2010 year-end reserves. All dollar values are expressed in United States dollars unless otherwise stated.

The Company’s 2010 and 2009 year-end reserves were prepared by the independent reserves evaluation firm of DeGolyer and MacNaughton Canada Limited (“DeGolyer”), in accordance with National Instrument 51-101. Following is a summary of DeGolyer’s evaluation for the year ended December 31, 2010 with comparatives to the year ended December 31, 2009.

The recovery and reserve estimates of crude oil, natural gas liquids (“NGLs”) and natural gas reserves provided in this news release are estimates only, and there is no guarantee that the estimated reserves will be recovered. Actual crude oil, NGL and natural gas reserves may be greater than, or less than, the estimates provided herein. All reserves presented are based on DeGolyer’s forecast pricing effective December 31, 2010 and December 31, 2009, respectively.

Year-End 2010 Reserves*

Proved Reserves (“1P”)
TransGlobe’s total proved reserves increased 6 percent to 20.5 million barrels of oil (“MMBbl”) at December 31, 2010 from 19.2 MMBbl at December 31, 2009. This increase in proved reserves represents a production replacement in 2010 of 133 percent. The Company produced 3.6 MMBbl of reserves during 2010.

Proved Plus Probable Reserves (“2P”)
Total 2P reserves grew 26 percent to 30.4 MMBbl at December 31, 2010 from 24.2 MMBbl at December 31, 2009. The increase in 2P reserves represents a production replacement in 2010 of 272 percent.

Proved Plus Probable Plus Possible Reserves (“3P”)
Total 3P reserves grew 37 percent to 41.9 MMBbl at December 31, 2010 from 30.5 MMBbl at December 31, 2009. The increase in 3P reserves represents a production replacement in 2010 of 412 percent.

________________________________________
*	Definitions of Reserves Categories:

Proved reserves are those reserves that can be estimated with a high degree of certainty to be recoverable. It is likely that the actual remaining quantities recovered will exceed the estimated proved reserves.

Probable reserves are those additional reserves that are less certain to be recovered than proved reserves. It is equally likely that the actual remaining quantities recovered will be greater or less than the sum of the estimated proved plus probable reserves.

Possible reserves have a less likely chance of being recovered than probable reserves. This term is often used for reserves which are claimed to have at least a 10 percent certainty of being produced.

Year-End Reserves Summary
(Working Interest, before royalties)

	December 31,	December 31,	Increase
	2010	2009	(Decrease)
	(MMBbl)	(MMBbl)	(%)
Proved
Egypt	15.2	13.0	16
Yemen	5.3	6.2	(15)
Total 1P	20.5	19.2	6

Proved Plus Probable
Egypt	23.9	16.8	43
Yemen	6.5	7.4	(12)
Total 2P	30.4	24.2	26

Proved Plus Probable Plus Possible
Egypt	34.5	22.4	54
Yemen	7.4	8.1	(9)
Total 3P	41.9	30.5	37

2010 Reserve Changes

In 2010, the Company’s activities focused primarily on the development of its operated West Gharib concession and exploration/appraisal of the East Ghazalat concession in the Arab Republic of Egypt (“Egypt”).

In Egypt, the Company’s 1P reserves grew 16 percent over 2009, representing a production replacement of 181 percent. On 2P basis, the year-over-year increase was 43 percent, equal to a production replacement of 369 percent while on a 3P basis, the year-over-year increase was 54 percent, equal to a production replacement of 558 percent.

The most significant reserves additions during the year resulted from exploration and appraisal drilling at Arta/East Arta in West Gharib and the Safwa discovery in East Ghazalat. Arta/East Arta accounted for approximately 81 percent of the corporate 1P reserve additions, 72 percent of the corporate 2P reserve additions and 73 percent of the corporate 3P reserve additions during 2010. On a 2P and 3P basis, the Safwa discovery was the other significant reserve addition during 2010.

In the Republic of Yemen (“Yemen”), 2010 production was partially replaced by improved recovery factors at the An Nagyah, Tasour and Godah fields. The Company’s 1P reserves in Yemen decreased 15 percent over the prior year, representing a production replacement of 6 percent. On a 2P basis, reserves in Yemen decreased 12 percent over the prior year, representing a production replacement of 13 percent. On a 3P basis, reserves in Yemen decreased 9 percent over the prior year, representing a production replacement of 23 percent.

Significant 2010 Reserve Additions

The emergence of the Nukhul oil pools in the Arta and East Arta leases in 2010 has resulted in significant reserve growth during 2010. The Nukhul pools (Upper and Lower) will be the primary focus for reserve additions (3P, 2P and 1P) and reserve conversions (from 3P to 2P to 1P) during 2011 and 2012. At year-end 2010, reserves were assigned by DeGolyer to approximately 60 percent of the currently mapped Arta/East Arta Nukhul oil pools based on internally generated maps.

The following tables summarize the 2010 year-end reserves assignments for the Upper Nukhul formation in the Arta/East Arta leases and the per well reserve assignments by reserve category.

Upper Nukhul Initial Reserves
(Arta / East Arta Pools)

Reserve	Initial Reserves	Recovery Factor	PIIP*
Category	(MMBbl)	(%)	(MMBbl)
1P	3.5	10	35
2P	6.6	12	52
3P	10.3	14	70
* Petroleum initially in place.

The Company estimates that 3P reserves have been assigned to approximately 60 percent of the Arta and East Arta upper Nukhul pools based on internally generated maps. Additional drilling will be required to evaluate the reserve potential of the 40 percent of the pools that are outside of the assigned areas.

Upper Nukhul Reserves at December 31, 2010
(Arta / East Arta Pools)

Reserve Category	Developed Reserves* (MMBbl)	Undeveloped Reserves			Total Dec 31/10 Reserves (MMBbl)
		Undrilled Wells	Reserves per Well (MBbl)**	Reserves (MMBbl)
1P	1.7	12	105	1.3	2.9
2P	2.2	28 (12+16=28)	137	3.8	6.0
3P	2.7	45 (12 +16+17=45)	158	7.1	9.8
* Developed Reserves assigned to 16 wells.
** Thousand barrels (“MBbl”).

The undeveloped Upper Nukhul wells are estimated to cost $1.3 million per well to drill, complete (including a fracture stimulation) and equip for production. The cost of the respective undeveloped wells is included in the Estimated Future Net Revenues summarized in the tables below.

Lower Nukhul Reserves
(Arta / East Arta)

Reserve	Initial Reserves	Recovery Factor	PIIP
Category	(MMBbl)	(%)	(MMBbl)
East Arta #7 – 1P	0.9	10	9
– 2P	1.2	13	9
– 3P	1.4	15	9
Unassigned Area			27
Total PIIP			36

Reserves were assigned to the East Arta #7 well only in the Lower Nukhul which represents approximately 25 percent of the total mapped PIIP of 36 MMBbl at year-end 2010. The Lower Nukhul encountered in East Arta #7 is a significantly better quality reservoir than the Upper Nukhul as evidenced by the initial production rate of 2,000 Bopd without a fracture stimulation. The Company anticipates that the initial recovery factors assigned to the Lower Nukhul could increase to the 20 to 30+ percent range over time based on similar quality reservoirs in the West Gharib concession. Additional production history from the Lower Nukhul will be required to support changes to recovery factors. No additional reserves were assigned to the Lower Nukhul formation for undeveloped wells at year end 2010. Additional drilling will be required to delineate the extent of the Lower Nukhul pool during 2011 and 2012.

Estimated Future Net Revenues

All evaluations and reviews of future net cash flow are stated prior to any provision for interest costs or general and administrative costs and after the deduction of estimated future capital expenditures for wells to which reserves have been assigned. It should not be assumed that the estimated future net cash flow shown below is representative of the fair market value of the Company’s properties. There is no assurance that such price and cost assumptions will be attained, and variances could be material. The recovery and reserve estimates of crude oil, NGL and natural gas reserves provided herein are estimates only, and there is no guarantee that the estimated reserves will be recovered. Actual crude oil, NGL and natural gas reserves may be greater than or less than the estimates provided herein.

The estimated future net revenues for years ended 2010 and 2009 presented below in millions of U.S. dollars (“$MM”) are calculated using DeGolyer’s price forecast at December 31, 2010 and December 31, 2009, respectively, and constant pricing using the Securities and Exchange Commissions’ (“SEC”) average price (the 12-month average price using in the first day of the month prices during 2010 and 2009, respectively).

In the constant price cases, the prices were held constant for the life of the reserves.

Present Value of Future Net Revenues, After Tax ($MM)
Independent Evaluator’s Price Forecast

Present Value		December 31, 2010 Discounted at					December 31, 2009 Discounted at
By Area	0%	5%	10%	15%	20%	0%	5%	10%	15%	20%
Proved
Egypt	$380	$320	$277	$244	$219	$338	$266	$219	$186	$162
Yemen	$100	$86	$75	$67	$60	$108	$90	$77	$66	$58
Total 1P	$481	$406	$353	$311	$279	$446	$356	$296	$252	$220
Proved plus Probable
Egypt	$544	$451	$384	$332	$291	$416	$330	$272	$231	$201
Yemen	$127	$107	$92	$80	$71	$133	$107	$88	$74	$64
Total 2P	$672	$558	$475	$412	$362	$549	$437	$361	$306	$265
Proved plus Probable plus Possible
Egypt	$771	$610	$502	$425	$366	$550	$420	$334	$274	$231
Yemen	$145	$121	$103	$89	$78	$144	$115	$94	$79	$67
Total 3P	$916	$731	$605	$514	$444	$694	$535	$428	$353	$298

The following table summarizes DeGolyer’s reference price forecast used to estimate future net revenues:

DeGolyer Forecast Pricing ($/bbl)
WTI Forecast Pricing ($/Bbl)	2010	2011	2012	2013	2014	2015
Year-end 2010		$88.00	$90.78	$93.64	$96.57	$99.58
Year-end 2009	$80.00	$82.88	$85.83	$88.88	$92.01	$93.85

Present Value of Future Net Revenues, After Tax ($MM)
Constant Pricing

Present Value		December 31, 2010 Discounted at					December 31, 2009 Discounted at
By Area	0%	5%	10%	15%	20%	0%	5%	10%	15%	20%
Proved
Egypt	$311	$265	$232	$206	$185	$223	$181	$152	$132	$116
Yemen	$77	$68	$60	$53	$48	$66	$56	$48	$42	$37
Total 1P	$388	$333	$291	$259	$233	$289	$237	$201	$174	$153
Proved plus Probable
Egypt	$442	$370	$316	$275	$241	$272	$222	$187	$161	$142
Yemen	$99	$84	$73	$64	$57	$81	$66	$56	$48	$41
Total 2P	$541	$455	$390	$339	$299	$353	$288	$243	$209	$183
Proved plus Probable plus Possible
Egypt	$612	$492	$409	$348	$301	$350	$274	$222	$185	$158
Yemen	$113	$95	$82	$71	$63	$87	$71	$59	$50	$43
Total 3P	$725	$587	$491	$419	$364	$436	$345	$281	$236	$202

The constant pricing used to estimate future net revenues is as follows, with Egypt prices based on prices received for West Gharib production and estimated for East Ghazalat and Yemen prices based on prices received for production from Blocks 32 and S-1.

Pursuant to the SEC pronouncement in 2009, the Constant price cases are based on the average of the reference price received on the first of each month during the year adjusted for respective differentials at year-end.

Constant Pricing ($/Bbl)	2010	2009
Egypt	$69.50	$54.52
Yemen	$77.81	$59.61

2010 YEAR-END RESERVES (Conference Call and Web Cast)

A conference call and web cast to discuss the 2010 year-end reserves will be held today:

Time:	2:30 p.m. Mountain Time (4:30 p.m. Eastern Time)
Dial-in:	(416) 340-8527 or toll-free at 1-877-440-9795
Web cast:	http://events.digitalmedia.telus.com/transglobe/021411/index.php

Shortly after the conclusion of the call, a replay will be available by dialing (905) 694-9451 or toll-free at 1-800-408-3035. The pass code is 1471702#. The replay will expire at 11:59 p.m. Eastern Time on February 21, 2011. Thereafter, a copy of the call can be accessed on TransGlobe’s Web site at www.trans-globe.com.

TransGlobe Energy Corporation is a Calgary-based, growth-oriented oil and gas exploration and development company focused on the Middle East/North Africa region with production operations in the Arab Republic of Egypt and the Republic of Yemen. TransGlobe’s common shares trade on the Toronto Stock Exchange under the symbol TGL and on the NASDAQ Exchange under the symbol TGA.

Cautionary Statement to Investors:
This news release may include certain statements that may be deemed to be “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Such statements relate to possible future events. All statements other than statements of historical fact may be forward-looking statements. Forward-looking statements are often, but not always, identified by the use of words such as “seek”, “anticipate”, “plan”, “continue”, “estimate”, “expect”, “may”, “will”, “project”, “predict”, “potential”, “targeting”, “intend”, “could”, “might”, “should”, “believe” and similar expressions. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Although TransGlobe’s forward-looking statements are based on the beliefs, expectations, opinions and assumptions of the Company’s management on the date the statements are made, such statements are inherently uncertain and provide no guarantee of future performance. Actual results may differ materially from TransGlobe’s expectations as reflected in such forward-looking statements as a result of various factors, many of which are beyond the control of the Company. These factors include, but are not limited to, unforeseen changes in the rate of production from TransGlobe’s oil and gas properties, changes in price of crude oil and natural gas, adverse technical factors associated with exploration, development, production or transportation of TransGlobe’s crude oil and natural gas reserves, changes or disruptions in the political or fiscal regimes in TransGlobe’s areas of activity, changes in tax, energy or other laws or regulations, changes in significant capital expenditures, delays or disruptions in production due to shortages of skilled manpower, equipment or materials, economic fluctuations, and other factors beyond the Company’s control. TransGlobe does not assume any obligation to update forward-looking statements if circumstances or management’s beliefs, expectations or opinions should change, other than as required by law, and investors should not attribute undue certainty to, or place undue reliance on, any forward-looking statements. Please consult TransGlobe’s public filings at www.sedar.com and www.sec.gov/edgar.shtml for further, more detailed information concerning these matters.

For further information, please contact:

Investor Relations
Scott Koyich
Telephone: 403.264.9888
Email: investor.relations@trans-globe.com

Web site: http://www.trans-globe.com